C. Edward Chaplin

Chief Financial Officer

MBIA Inc.

113 King Street, Armonk, NY 10504

Tel. (914) 765-3925 Fax (914) 765-3080

Chuck.Chaplin@mbia.com

www.mbia.com

August 27, 2010

Mr. Jim B. Rosenberg

Senior Assistant Chief Accountant

Securities and Exchange Commission

Division of Corporation Finance

450 Fifth Street, N.W., Stop 4-5

Washington, D.C. 20549

Re:	MBIA Inc.

Form 10-K for the Year Ended December 31, 2009

Form 10-Q for the Quarter Ended March 31, 2010

Schedule 14A Filed March 18, 2010

File No. 001-09583

Dear Mr. Rosenberg:

MBIA Inc. (“MBIA,” the “Company,” or “we”) is pleased to respond to your letter dated July 28, 2010 in which you provided comments on our filings referenced above. For your convenience, we have reproduced your comments followed by our corresponding responses.

Form 10-K for the Fiscal Year Ended December 31, 2009

SEC Comment:

Item 1A, Risk Factors, page 25

There can be no assurance that we will be successful, or that we will not be delayed, in enforcing the agreements, page 26

1.	You disclose that it is uncertain how the contractual provisions will be interpreted by the courts in the event of an action for enforcement. Please expand your disclosure to explain why you disclose that it is uncertain how such provisions will be interpreted by the courts. For example, are the specific circumstances in which you are seeking to recover novel or not frequently litigated?

MBIA Response:

We have provided disclosure responsive to your request in our quarterly report on Form 10-Q for the quarter ended June 30, 2010. Please refer to Part II, Item 1A, “Risk Factors” (page 166) of our Form 10-Q for the quarter ended June 30, 2010. For your convenience, we have reproduced our disclosure below.

There can be no assurance that we will be successful, or that we will not be delayed, in enforcing the agreements governing the transactions we insure, and the failure to enforce such contractual provisions could have a material adverse effect on our liquidity and financial condition

While we have sought to underwrite direct RMBS, CMBS and CDOs of ABS with levels of subordination and other credit enhancements designed to protect us from loss in the event of poor performance of the underlying assets collateralizing the securities in the insured portfolio, there can be no assurance that we will be successful, or that we will not be delayed, in enforcing the subordination provisions, credit enhancements or other contractual provisions of the RMBS, CMBS and CDOs of ABS that we insure in the event of litigation or the bankruptcy of other transaction parties. In addition, although we are confident in our interpretation of the subordination provisions of the CDO transactions we have insured, our insured CDO transactions have not previously been subject to judicial consideration and it is uncertain how the subject documents in those transactions will be interpreted by the courts in the event of an action for enforcement. Furthermore, we are required to pay losses on these securities until such time as we are able to enforce our contractual rights. Accordingly, the failure to timely enforce such subordination provisions, credit enhancements and other contractual provisions could have a material adverse effect on our liquidity and financial condition.

Moreover, although the RMBS obligations we insure typically include contractual provisions obligating the sellers/services to cure, repurchase or replace ineligible loans that were included in the transaction, in certain transactions the sellers/servicers have breached this obligation. The unsatisfactory resolution of the contractually stipulated process to deal with the ineligible loans, in addition to the pervasive misrepresentations made by the certain sellers/servicers in inducing MBIA Corp. to write insurance of the transactions, has led to MBIA pursuing litigation with these sellers/servicers seeking to enforce our contractual rights and damages for both breaches of contract and fraud. While the Company believes that the respective sellers/services are obligated to cure, repurchase or replace the ineligible mortgage loans identified within our RMBS, successful challenges of such determinations by the sellers/servicers could result in the Company recovering less than the amount of its estimated recoveries. Furthermore, each of our seller/servicer litigations is in its early phases and may take up to several years to resolve, during which time we will be required to pay losses on the subject transactions. Accordingly, the failure to successfully and timely resolve our seller/servicer litigation could have a material adverse effect on our liquidity and financial condition. See “Legal Proceedings” in Part II, Item 1.

SEC Comment:

Item 1A, Risk Factors, page 25

2.	You also disclose that successful challenges to the ineligible mortgage loans identified within your RMBS by the sellers/servicers could result in you recovering less than the amount of your estimated recoveries. To the extent you are aware, please disclose the approximate amount which each defendant has accrued in response to the litigation disclosed under the heading “Recovery Litigation” starting on page 41.

MBIA Response:

We are not aware of the approximate amount of loss contingencies accrued by individual defendants for individual litigation matters that we disclose under the heading “Recovery Litigation” in the Part I, Item 3, “Legal Proceedings” of our annual report on Form 10-K for the year ended December 31, 2009. These defendants have not disclosed loss contingencies for individual matters. As described under “Note 12: Loss and Loss Adjustment Expense Reserves—RMBS Recoveries” in the notes to the consolidated financial statements included in that annual report, in assessing the likelihood of potential insured RMBS recoveries, we consider, among other things, the aggregate put-back related to loss contingencies, if any, the Company believes have been established by certain sellers/servicers based on their filings with the Securities and Exchange Commission and other public disclosures. However, we are unable to determine the amount of put-back accruals established by sellers/servicers that relate to litigation matters with the Company.

SEC Comment:

Consolidated Financial Statements

Note 6: Investments, page 172

3.	You have non-agency residential mortgage-backed securities (RMBS) and asset-backed collateralized debt obligations (ABS CDO) that have been in unrealized loss position for longer than 12 months and these losses represent 46% and 52% of their amortized costs, respectively. Furthermore, your tables on pages 118 and 119 show that $320 million and $223 million unrealized losses in collateralized and home equity RMBS and ABS CDO, respectively, relate to securities below investment grade and represent 41% and 75% of their amortized costs, respectively. Please revise your disclosure to explain why you believe these unrealized losses are not indicative of credit losses and are recoverable. Your discussion should specifically address:

•	Whether the unrealized losses are credit related, in light of their duration, severity and rating;

•	The factors contributing to the unrealized losses; and

•	How the underlying expected cash flows may have changed from when the transactions were originated.

MBIA Response:

MBIA has evaluated whether the unrealized losses in its investment portfolios were other-than-temporary considering the circumstances that gave rise to the unrealized losses, and whether MBIA has the intent to sell the securities or more likely than not will be required to sell the securities before their anticipated recovery. In our assessment, we determined that the unrealized losses on these securities were temporary in nature based on our impairment analysis, which included projected future cash flows supporting the recovery of our amortized cost. Factors contributing to the unrealized loss position were widening of spreads, rating downgrades of securities in these asset classes, and slower repayments than anticipated at origination resulting in increased average lives of the securities.

The Company also concluded that it does not have the intent to sell these securities and it is more likely than not that it will not have to sell these securities before recovery of their amortized cost. In making this conclusion, the Company examined the cash flow projections for these securities, the potential sources and uses of cash in its businesses, and the cash resources availability to its businesses other than sales of securities. We also considered all sources of cash flows, including credit enhancements, that support the payment of amounts owed by the issuer of a security. This includes the consideration of cash expected to be provided by financial guarantors, including MBIA Corp., resulting from an actual or potential insurance policy claim. Therefore, we do not record other-than-temporary impairments related to credit concerns about issuers of securities insured by the Company since investors in these securities, including MBIA, are guaranteed payment of principal and interest.

We believe that, over time, the fair values of our impaired investments will recover to amounts at least equal to their amortized costs. We also expect to recover the amortized costs of such investments from the repayment of principal. As we do not intend to sell these securities and it is more likely than not that we would not be required to sell these securities prior to repayment or until such a recovery in value, we have not realized additional losses on the remainder of our investment portfolio through current earnings. However, if the creditworthiness of these investments or our intent to hold them were to change, we would record additional impairments on these securities through earnings in the future.

Our estimate of underlying expected cash flows related to certain RMBS and ABS CDOs have decreased since the Company acquired these securities. The effect of adverse changes in underlying expected cash flows have been reflected in the other-than-temporary impairment losses record through earnings.

Please note that we have included disclosures similar to the above on page 120 and page 178 of our annual report on Form 10-K for the year ended December 31, 2009. However, we will enhance our disclosures to further clarify why we believe unrealized losses in our investment portfolio are not indicative of credit losses and are recoverable in our next filing on Form 10-Q.

Schedule 14A filed March 18, 2010

SEC Comment:

Compensation Discussion and Analysis, page 11

4.	Please confirm that in your 2011 proxy statement you will discuss Mr. Brown’s and /or your committee’s evaluation of the achievement of each objective you discuss and provide a discussion of how the level of achievement will affect the actual bonuses to be paid. In your 2010 proxy statement, it appears that you have not disclosed the following information that should be included in future proxy statements:

•	The evaluation of each Company objective and how you arrived at the performance score disclosed on pages 14 and 15;

•	The evaluation of the key performance objectives for Mr. Brown and how you arrived at a bonus of $1,500,000 on page 15;

•	The evaluation of each executive that lead to the “10” and “11” ratings and how the actual incentive bonus payouts disclosed in the table on page 16 were determined; and

•	The evaluation of Mr. Sonkin’s performance that led to the additional two cash payments and why the other two cash payments were not paid.

MBIA Response:

The Company confirms that the 2011 proxy statement will discuss the chief executive officer’s and/or the Compensation Committee’s evaluation of the achievement of each performance objective applicable to the 2010 incentive bonus and provide a discussion of how the level of achievement affected the actual bonuses paid and/or will affect the actual bonuses to be paid.

The Company will provide additional disclosure regarding the evaluation of each named executive officer that led to his or her performance rating that was the basis for any annual incentive bonus payouts for 2010.

With regard to the fourth bullet point, Mr. Sonkin is entitled to receive certain fixed payments pursuant to his employment agreement. In addition, Mr. Sonkin is entitled to an incentive bonus as recommended by Chief Executive Officer and approved by the Compensation Committee. The Company will provide a summary of the basis on which Mr. Sonkin incentive bonus under his employment agreement was determined.

The Company respectfully remarks that with respect to the specific points raised above, the 2010 proxy statement contained the following information:

•

As stated on page 13, the compensation committee “assigned a score of between 50 and 150 based on the degree to which they determined that” each of the 12 Company performance objectives discussed on pages 14 and 15 was achieved. On page 15, the Company states that four of these performance goals – consolidated net income, new municipal bond insurance company new business, after-tax investment management services income, and investment management services advisory assets under management were evaluated based on objective threshold, target and maximum levels and assigned a performance score based on actual achievement. As discussed, the Company failed to achieve the threshold levels for consolidated net income and new municipal bond insurance company new business, resulting in a performance score of 0 for these two measures. The Company achieved $144 million of after tax income, which was slightly above the $139 million threshold but below the $174 million target, resulting in a performance score of 50. The Company saw a 9% year end increase in assets under management over the 2008 year end (and a 25% increase in external advisory client assets under management), and a 1% decline in overall average assets under management (and an 8% increase in external advisory client assets under management). These results were between the target and maximum levels discussed on page 15, resulting in a performance score of 125. As stated on pages 14 and 15, the remaining eight performance objectives were evaluated based on the committee’s subjective assessment of the Company’s achievement in each category and assigned a performance score based on the committee’s subjective determination.

•

In determining Mr. Brown’s bonus, the committee evaluated the criteria described on page 15, including the Company’s “(1) attainment of the financial goals for the Company’s entire operation; (2) completing the transformation plan for public finance, international, structured and asset management; and (3) retaining the senior management team and having in place both a short and long-term succession plan for the entire senior team.” In addition to these goals, the committee also considered “overall achievement levels of the Company goals, the progress of the Company’s Transformation that Mr. Brown initiated and executed upon his return to the Company and Mr. Brown’s strong leadership of the Company in an extremely challenging business environment.” While the committee factored the achievement of these objectives into its consideration, the committee ultimately reached its determination subjectively, based on its general assessment of how well the Company and Mr. Brown performed in respect of such objectives; as noted on page 15, the committee accordingly determined to award Mr. Brown a bonus of $1,500,000.

•

The actual incentive payouts to the Company’s other senior executive officers disclosed in the table on page 16 were determined as discussed in the paragraphs immediately preceding the table and reproduced below:

Annual incentive bonuses for Senior Executives other than Mr. Brown are generally based on a formula that is tied to MBIA’s overall performance and to the executive’s performance rating for the year. As described above, corporate performance was assessed at approximately a 70% achievement as against 12 separate performance measures. Our Senior Executives received a performance rating based on Mr. Brown’s subjective and objective assessment of each Senior Executive’s individual performance for the year, as approved by the Committee, applying a scale between 5 and 15, with a ‘5’ rating resulting in payment of a bonus equal to 50% of target, a ‘10’ rating resulting in a bonus equal to 100% of target and a rating of ‘15’ resulting in a bonus equal to 150% of target. Senior Executives’ target bonuses are equal to 125% of their base salary. Individual bonuses are then calculated by multiplying the target bonus times the percentage equivalent of the individual’s performance rating times the percentage quantitative assessment of the Company’s performance as approved by the Committee.

As described in “2009 Performance Assessment,” the Committee assessed MBIA’s overall performance at 70% based on its weighted average performance against the 12 objectives outlined above. After considering each Senior Executive’s performance rating and the Company’s performance, Mr. Brown recommended and the Committee approved annual incentive bonus payouts for the Senior Executives as [set forth in the table on page 16 of the proxy.]

The individual ratings of “10” and “11” were based on Mr. Brown’s subjective and objective assessment of each executive’s individual performance for the year. As with Mr. Brown’s bonus, the committee’s approval was determined based on a subjective evaluation of the individual’s performance and the executive’s contribution to the Company’s performance.

•

Mr. Sonkin’s two payments were not expressly performance based. As stated on page 18, Mr. Sonkin was contractually entitled to receive two payments of $587,500 each during the last two quarters of 2009. As noted on page 18, the Company “put these arrangements in place to more closely reflect the compensation levels that he could have received had he pursued other employment opportunities.” It should be noted that Mr. Sonkin’s agreement became effective in July 2009. As a result, he did not become entitled to the quarterly payments of $587,500 until the last two quarters of 2009; he was not entitled to such payments during the first two quarters of 2009, when he participated in the bonus program for senior executive officers.

Form 10-Q for the Quarter Ended March 31, 2010

SEC Comment:

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Financial Highlights, page 79

5.	You disclose that you analyze adjusted book value per share, a non-GAAP measure, which includes the net present value of expected future cash inflows and outflows and eliminates certain GAAP timing differences. Please address the following:

•

Please revise your reconciliation provided under Item 10(e)(1)(i)(B) of Regulation SK to clearly indicate how the book value per share reconciles to your shareholders equity. In this regard, it appears that book value per share may be determined by dividing total shareholder’s equity of MBIA Inc, exclusive of non-controlling interests, by basic and diluted weighted average shares outstanding.

•

Please explain to us how you determined your net unearned premium revenue reconciling item. In your response, please explain whether you include premiums receivable in this reconciling item and, if not, why you do not.

•	Please explain to us why you apply a 12% factor to net unearned premium revenue to determine the loss provision reconciling item.

MBIA Response:

We provided the requested reconciliation of shareholders’ equity of MBIA Inc. to book value per share within our quarterly report on Form 10-Q for the quarter ended June 30, 2010. Please refer to Part I, Item 2, “Management’s Discussion and Analysis of Financial Condition and Results of Operations” (page 97) of our Form 10-Q for the quarter ended June 30, 2010. For your convenience, we have reproduced our disclosure below.

The following table provides a reconciliation of consolidated book value per share to consolidated ABV per share:

In thousands, except per share data	June 30, 2010	December 31, 2009
Total shareholders’ equity of MBIA, Inc.	$2,651,249	$2,590,098
Basic common shares outstanding	201,512	204,668

Book Value per share	$13.16	$12.66
Additions to book value (after-tax):
Net unearned premium revenue(1)(2)	13.77	14.59
Deferred acquisition costs	(1.38)	(1.49)
Present value of insured derivative installment revenue(2)	1.82	1.92
Wind-down operations future spread adjustment	0.55	(0.61)
Loss provision(3)	(1.87)	(1.98)
Cumulative impairments on insured credit derivatives(2)	(8.25)	(5.89)
Subtractions from book value (after-tax):
Impact of consolidating certain VIEs(4)	1.00	—
Cumulative unrealized loss on insured credit derivatives	14.45	12.09
Unrealized (gains) losses on insured credit derivatives	2.51	5.06

Total adjustments	22.60	23.69

Adjusted book value	$35.76	$36.35

(1) - Consists of financial guarantee premiums and insured derivatives revenue.

(2) - The discount rate on financial guarantee installment premiums was the risk-free rate as defined by the accounting principles for financial guarantee insurance contracts. The discount rate on insured derivative installment revenue and impairments and the wind-down operations future spread adjustment was 5.0%.

(3) - Calculated by applying 12% to net unearned premium revenue on an after-tax basis.

(4) - Represents the impact on consolidated total equity of VIEs that are not considered a business enterprise of the Company.

Our net unearned premium revenue adjustment includes unearned premium revenue net of prepaid reinsurance premiums and deferred acquisition costs recorded on our balance sheet as required by accounting principles for financial guarantee insurance contracts as of the measurement date. This adjustment also includes the present value of installment premiums from insured derivative contracts, which are not recorded on our balance sheet in accordance with accounting principles for financial guarantee insurance contracts but which are contractually due to the Company. The unearned premium revenue comprises those amounts recorded in premiums receivable on our balance sheet.

With respect to our loss provision adjustment, prior to new accounting guidance for financial guarantee insurance contracts adopted by the Company in the first quarter of 2009, we recorded a general loss reserve for unidentified claims based on 12% of net earned premium. While current generally accepted accounting principles no longer permit such a reserve, the Company maintained this concept in its calculation of adjusted book value to account for a potential level of unknown loss development in future periods. The factor is applied to net unearned premium revenue as the unearned amount is the present value of premiums expected to be earned in future periods, consistent with our prior policy.

Please note that the Company performs a periodic review of adjusted book value to evaluate the relevance of adjustments, among other things. It is possible that, as a result of this review, the Company may modify its calculation of adjusted book value in the future.

SEC Comment:

Residential Mortgage Exposure, page 99

6.	On page 101 you disclose a table of 23 HELOC, CES and Alt-A securitizations for which you made claim payments through March 31, 2010. You disclose that this table excludes securitizations related to consolidated VIEs. Please revise your disclosure to present all securitizations, including those related to consolidated VIEs, consistent with your presentation that appears on page 85 of your 2009 Form 10-K or explain to us why you cannot provide that information. To the extent you do not have timely access to the information from your consolidated VIEs, please explain to us how you are able to make reasonable estimates of expected claim payments and potential expected recoveries for those securitizations.

MBIA Response:

In response to your request, we have provided a table of RMBS securitizations related to consolidated VIEs consistent with the presentation in our 2009 Form 10-K in our quarterly report on Form 10-Q for the quarter ended June 30, 2010. Please refer to Part I, Item 2, “Management’s Discussion and Analysis of Financial Condition and Results of Operations” (page 124 and 125) of our Form 10-Q for the quarter ended June 30, 2010. For your convenience, we have reproduced our disclosure below.

The following table provides a listing of second-lien residential mortgage securitization and Alt-A transactions included in MBIA Corp.’s insured portfolio for which it has made claim payments as of June 30, 2010. These securitizations are not consolidated by the Company under accounting guidance for VIEs.

In millions

Obligor Name	Original Par Insured	Net Par Outstanding	Net Losses Paid Since Inception
HELOC:
Countrywide Home Equity Master Trust 2005-M	$2,000	$498	$181
Countrywide Home Equity Master Trust 2005-I	2,000	448	234
Countrywide Home Equity Series 2005-E	2,000	382	121
Countrywide Home Equity 2006-E	1,500	446	225
Countrywide Home Loans Inc 2005-A 1-A, 2-A	1,500	206	21
Countrywide Home Loans Inc 2004P	1,500	133	7
Countrywide Home Equity 2006-G	1,000	279	303
Countrywide Home Equity Series 2007-E	900	400	235
IndyMac Home Equity Line Asset-Backed Series 2006-H4(1)(2)	650	273	173
GMACM 2000-HE4(1)(2)	332	15	0
GSR 2007-HEL1	133	50	41

Total HELOC net par outstanding	$13,515	$3,130	$1,541
CES:
Countrywide Home Loans CWHEQ 2007-S1	$1,600	$766	$312
Countrywide Home Loans CWHEQ 2006-S10	1,600	742	142
Countrywide Home Loans CWHEQ 2006-S8	1,000	449	208
Countrywide Home Equity 2006-S9	1,000	452	152
Countrywide Home Loans CWHEQ 2007-S2	999	509	146
Countrywide Home Loans CWHEQ 2007-S3	700	362	97
IndyMac Home Equity Mortgage Loan 2007-1 Class A & Class A-IO(2)	449	111	232
IndyMac Home Equity Loan ABS Trust 2007-2(2)	246	54	155
Morgan Stanley Mortgage Loan Trust 2007-9SL	223	110	60

Total CES net par outstanding	$7,817	$3,555	$1,504
Alt-A:
Deutsche Bank Alt-A Securities Trust 2007-AR3	$795	$445	$24
TBW 2006-6(1)(2)	94	94	1
TBW 2007-1(1)(2)	39	39	0

Total Alt-A net par outstanding	$928	$578	$25

Total net par outstanding	$22,260	$7,263	$3,070

(1)-The Company has not reviewed loan files associated with these issues.

(2)-The Company has not recorded put-back recoveries on these issues.

The following table provides a listing of second-lien residential mortgage securitization and Alt-A transactions included in MBIA Corp.’s insured portfolio for which it has made claim payments as of June 30, 2010. These securitizations are consolidated by the Company under accounting guidance for VIEs and as such, these payments are not reflected in our insurance losses in our financial statements.

In millions

Obligor Name	Original Par Insured	Net Par Outstanding	Net Losses Paid Since Inception
HELOC:
GMACM 2006-HE4	$1,159	$700	$120
GMAC Mortgage Corporation 2004-HE4	1,018	292	16
Residential Funding Home Equity Loan Trust 2006-HSA1	547	172	148
Residential Funding Home Equity Loan Trust 2006-HSA4	402	99	71
Residential Funding Home Equity Loan Trust 2006-HSA5	296	82	74
Residential Funding Mortgage Securities 2007-HSA3	235	89	21

Total HELOC net par outstanding	$3,657	$1,434	$450
CES:
Residential Funding Corporation 2007-HSA2	$1,231	$435	$440
GMACM Home Equity Loan Trust 2007-HE1	1,186	540	49
Credit Suisse Home Equity Mortgage Trust	767	252	334
Flagstar Home Equity Loan Asset Backed Trust 2007-1	715	346	65
Residential Funding Mortgage Securities 2007-HSA3	561	219	213
Flagstar 2006-1(1)	384	169	10

Total CES net par outstanding	$4,844	$1,961	$1,111

Total net par outstanding	$8,501	$3,395	$1,561

(1)	-The Company has not reviewed loan files associated with these issues.

****

In connection with responding to your comments, we acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosures in its filings;

•	SEC Staff comments or changes to disclosures in response to SEC Staff comments do not foreclose the SEC from taking action with respect to such filings; and

•	the Company may not assert SEC Staff comments as a defense in any proceedings initiated by the SEC or any person under the federal securities laws of the United States.

I hope you find our response helpful in your review of our filings. Please feel free to call me at 914-765-3925 with any comments or questions you may have with respect to our response.

Very truly yours,

/s/ C. Edward Chaplin
C. Edward Chaplin